SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549

                    Rule 13e-3 Transaction Statement
            Under Section 13(e) of the Securities Act of 1934

                            AMENDMENT NO. 7

                         THE DELTONA CORPORATION
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                          (Name of the Issuer)

                         THE DELTONA CORPORATION
                          YASAWA HOLDINGS, N.V.
                        SELEX INTERNATIONAL, B.V.
                            ANTONY GRAM
                        WILBURY INTERNATIONAL, N.V.
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(                    Name of Persons Filing Statement)

                     Common Stock, $1.00 Par Value
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                     (Title of Class of Securities)

                                247883101
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                 (CUSIP Number of Class of Securities)

                                Antony Gram
                      Chairman of the Board, President
                         THE DELTONA CORPORATION
              8014 SW 135th Street Road, Ocala, Florida 34473
                               (352) 307-8100
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   (Name, address and telephone number of person authorized to receive
    Notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.      [   ] The filing of solicitation   materials or an   information
statement subject to   Regulation 14A, Regulation 14C, or Rule 13e-3(c) under
the Securities Act of 1934.
b.      [   ] The filing of a registration statement under the Securities Act of 1934.
c.      [   ] A tender offer.
d.      [X] None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: [   ]
Check the following box if the filing is a final amendment reporting the Results of the transaction: [X]

Calculation of Filing Fee
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Transaction Valuation                                    Amount of Filing Fee
$1,617,711                                                     $323.54
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     The "Transaction Valuation" amount referred to above is approximately the product of 4,044,277 fractional shares to be purchased (the Fractional Shares") and $0.40, the cash price per share to be paid for fractional shares.

**      In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

[   ]     Check the box if any part of the fee is offset as provided by Rule 0-
11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $323.54
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Form or Registration Number:
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Filing Parties:  THE DELTONA CORPORATION, SELEX INTERNATIONAL, B.V., and YASAWA
HOLDINGS, N.V., ANTONY GRAM, AND WILBURY INTERNATIONAL, N.V.
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DATE FILED: January 30, 2004, Amending Rule 13E-3 Transaction Statement Filed
January 3, 2002 as amended on September 5, 2002, January 8, 2003, May 22, 2003, September 17, 2003, October 27, 2003, and December 5, 2003.

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INTRODUCTION

This Amendment No. 7 to Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the "13E-3 Statement") Originally filed with the U.S. Securities and Exchange Commission ("SEC") on January 3, 2002, as amended and Supplemented by a filing of Amendment No. 1 to
Schedule 13E-3 on September 5, 2002, a filing of Amendment No. 2 to Schedule 13E-3 on January 8, 2003, a filing of Amendment No. 3 to Schedule 13E-3 on May 22, 2003, a filing of Amendment No. 4 to Schedule 13E-3 on September 17, 2003, a filing of Amendment No. 5 to Schedule 13E-3 on October 27, 2003, and a filing of Amendment No. 6 to Schedule 13E-3 on December 5, 2003, is being filed by THE DELTONA CORPORATION (the "Company"), YASAWA HOLDINGS, N.V. ("Yasawa"), SELEX INTERNATIONAL, B.V. ("Selex"), MR. ANTONY GRAM ("Antony Gram") and WILBURY INTERNATIONAL, N.V. ("Wilbury"), (collectively, the "Filing Persons")in connection with a 500,000 for 1 reverse stock split and the amendment to the Articles of Incorporation reducing the number of authorized shares of common stock to 30. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the 13E-3 Statement. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the 13E-3 Statement.

This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the reverse stock split and related amendment to the Company's articles of incorporation.

The reverse split became effective on January 28, 2004, when the one for 500,000 reverse split and related amendment to the Company's Articles of Incorporation reducing the number of authorized shares of common stock from 15,000,000 to 30 were approved by the shareholders at a special meeting called to consider both proposals. The Amendment to the Articles of Incorporation became effective January 29, 2004, when Articles of Amendment were filed with the Delaware Secretary of State. The Company has requested that the Common Stock be delisted from the over-the-counter market and is simultaneously filing Form 15 with the SEC certifying that its obligations to file reports under the Securities Exchange Act of 1934 has been suspended.

Item 16. Exhibits

          (a) None
          (b) None
          (c) None
          (d) None
          (e) None
          (f) None
          (g) None

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ ANTONY GRAM
____________________________________
ANTONY GRAM
President, Chief Executive Officer
Selex International, B.V.
Date: 1-28-04


/s/ ANTONY GRAM
____________________________________
ANTONY GRAM
Date: 1-28-04


/s/ SHARON J. HUMMERHIELM
____________________________________
SHARON J. HUMMERHIELM
Executive Vice President, Corporate Secretary
The Deltona Corporation
Date: 1-28-04


/s/ ROBERT O. MOORE
____________________________________
ROBERT O. MOORE
Treasurer
The Deltona Corporation
Date: 1-28-04


/s/
____________________________________
Zarf Trust Corporation, N.V.
Managing Director
Yasawa Holdings, N.V.
Date: 1-28-04

/s/
____________________________________
Amicorp Curacao, N.V.
Managing Director
Wilbury International, N.V.
Date: 1-28-04